AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2004

Record Nine Month Revenues up 22% Year-on-Year; Third Quarter Revenues up 11% Year-on-Year; Nine Month Net Profit (adjusted) up 27% Year-on-Year

Autonomy's third quarter conference call will be available live on the World Wide Web at www.autonomy.com on Wednesday, October 20, 2004 at 9:30 a.m. BST/4:30 a.m. EDT/1:30 a.m. PDT

SAN FRANCISCO, California and CAMBRIDGE, England – October 20, 2004 – Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU.), a global leader in infrastructure software for the extended enterprise, today reported financial results for the third quarter and nine months ended September 30, 2004.

Financial Highlights
	Three Months Ended		Nine Months Ended
	(unaudited)		(unaudited)

	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Results in US$
($000's except per share)
Revenues	$ 14,483	$ 13,012	$ 46,136	$ 37,921
Gross profit (adjusted)*	13,815	12,425	43,913	36,478
Gross profit margin (adjusted)*	95%	95%	95%	96%
Profit before tax (adjusted)*	1,335	1,295	5,712	4,611
Net profit (adjusted)*	$ 1,100	$ 1,086	$ 4,569	$ 3,590

Gross profit (GAAP)	13,588	12,425	43,217	36,478
Gross profit margin (GAAP)	94%	95%	94%	96%
Profit before tax (GAAP)	1,539	1,605	4,763	5,312
Net profit (GAAP)	$ 1,175	$ 1,303	$ 3,664	$ 4,081

EPS
- basic (adjusted)*	$ 0.01	$ 0.01	$ 0.04	$ 0.03
- diluted (adjusted)*	$ 0.01	$ 0.01	$ 0.04	$ 0.03

- basic (GAAP)	$ 0.01	$ 0.01	$ 0.03	$ 0.04
- diluted (GAAP)	$ 0.01	$ 0.01	$ 0.03	$ 0.03

––––––––––––

*	Adjusted results exclude certain specific translational foreign exchange gains and losses and associated tax effects, as well as non-cash charges for amortization of purchased intangibles and share-based compensation arising in connection with the acquisition of Virage, Inc. in Q3 2003. See page 5 for further details.

Nine Month 2004 Corporate Highlights

  Record nine month revenues, up 22% from 2003

  Gross margins (adjusted) remain high at 95%

  Profit before tax (adjusted) up 24% from 2003

  Net profit (adjusted) up 27% from 2003

  R&D investment continues with spending up 25% from 2003

  Operating margins (adjusted) at 6.7% up 50% from 2003

Third Quarter 2004 Corporate Highlights

  Strong performance in traditionally seasonally weak quarter

  Q3 revenues up 11% year-on-year

  Second highest third quarter revenues in Autonomy's history

  OEM-derived revenues up 35% from Q3 2003

  Nineteenth consecutive quarter of profitability

  Blue chip third quarter wins include: IBM, Boeing, Sysco Foods, A&E Television, Shanghai Department for Public Relations, Entergy, Morgan Stanley, Credit Mutuel and the U.K. Department of Trade and Industry, as well as various U.S. Federal government agencies, such as the Federal Election Commission, National Geospatial Institute and the U.S. Army.

  Aungate, Autonomy's division specializing in electronic communications management technology, completes rapid implementation at the New York Stock Exchange to solve immediate investigation requirements.

  Four new OEM agreements

  Average selling price remains stable at $322,000

  R&D investment continues with spending up 13% year-on-year

  Positive cashflow from operations, with cash balance at $101.3 million after share repurchase of $4.0 million during the quarter

Commenting on the results, Dr. Mike Lynch, Group CEO of Autonomy said today: "We are pleased to announce Autonomy's continued good performance with record nine month revenues and a strong third quarter with increased revenues and profits (adjusted). These results are in the middle of the range of analyst consensus forecasts discussed during the company's second quarter 2004 conference call of revenues of $13.5 million to $16 million. We've achieved these results despite usual Q3 seasonal weakness. Of particular note, the first nine months have seen us produce record revenues and strong growth in core earnings. Once again we've seen success across all vertical markets, with new and repeat customers in sectors such as finance, telecommunications, technology, manufacturing, entertainment, traditional and electronic commerce, regulatory, government, intelligence and homeland security. During Q3 Autonomy invested significantly in new technology resulting in increased R&D spend. With significant investment in sales and marketing in the first half of 2004 and increased R&D spend we remain confident in our long-term outlook."

Third Quarter and Nine Month 2004 Financial Highlights

Revenues for the third quarter totalled $14.5 million, up 11.3% from $13.0 million for the third quarter of 2003. U.S./Asia Pac revenues of $8.3 million were 58% of total revenues and U.K./European revenues totalling $6.2 million were 42% of total revenues in the third quarter of 2004. Revenues for the nine months ended September 30, 2004 totalled $46.1 million, up 21.6% from $37.9 million for the nine months ended September 30, 2003.

Gross profits (adjusted) for the quarter were $13.8 million, up 11.2% from $12.4 million in the third quarter of 2003. Third quarter gross margins (adjusted) were 95%, consistent with the third quarter of 2003. Gross profits (GAAP) for the quarter were $13.6 million, up 9.4% from $12.4 million in the third quarter of 2003. Third quarter gross margins (GAAP) were 94%, compared to 95% in the third quarter of 2003.

Gross profits (adjusted) for the nine months ended September 30, 2004 were $43.9 million, up 20.4% from $36.5 million for the nine months ended September 30, 2003. Gross margins (adjusted) for the nine months ended September 30, 2004, were 95%, compared to 96% for the nine months ended September 30, 2003. Gross profits (GAAP) for the nine months ended September 30, 2004, were $43.2 million, up 18.5% from $36.5 million for the nine months ended September 30, 2003. Gross margins (GAAP) for the nine months ended September 30, 2004, were 94%, compared to 96% for the nine months ended September 30, 2003.

Compared to Q3 2003, the weaker U.S. dollar had a detrimental effect of approximately $0.5 million on operating profits. Net profit (adjusted) for the third quarter of 2004 was $1.1 million, or $0.01 per diluted share, consistent with net profit (adjusted) of $1.1 million, or $0.01 per diluted share, for the third quarter of 2003. Net profit (GAAP) for the third quarter of 2004 was $1.2 million, or $0.01 per diluted share, compared to net profit (GAAP) of $1.3 million, or $0.01 per diluted share, for the third quarter of 2003. Net profit (adjusted) for the nine months ended September 30, 2004, was $4.6 million, or $0.04 per diluted share, compared to net profit (adjusted) of $3.6 million, or $0.03 per diluted share, for the nine months ended September 30, 2003. Net profit (GAAP) for the nine months ended September 30, 2004, was $3.7 million, or $0.03 per diluted share, compared to net profit (GAAP) of $4.1 million, or $0.03 per diluted share, for the nine months ended September 30, 2003.

Cash balances were $101.3 million at September 30, 2004, a decrease of $2.0 million from the prior quarter reflecting a combination of operational cash inflow offset by share repurchases. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 1.27 million shares at an average price of @pound;1.69 per share. In total, Autonomy has purchased for cancellation 19.6 million shares at an average price of @pound;1.63 per share. Accounts receivable days sales outstanding decreased from 140 days for the third quarter of 2003 to 110 days for the third quarter of 2004. DSOs would have been approximately 90 days had significant sales to a Southern European government customer and a U.S. corporate transaction been collected. We have assessed the need for a provision against this risk, are actively pursuing these amounts and have concluded that no provision is required at present. Receivables for the third quarter of 2004 were $17.6 million, compared to $20.2 million for the third quarter of 2003. Deferred revenues were $5.6 million net at September 30, 2004, compared with $5.9 million net at September 30, 2003. Deferred revenues in the third quarter of 2003 included Virage services, and the decrease in deferred revenues from 2003 reflects the planned discontinuance in these services during the past twelve months.

Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services and operating profits without giving effect to certain specific charges. Consequently, the non-GAAP results exclude charges not reflective of Autonomy's core ongoing operational business, namely the periods Q3 2004 and the nine months ended September 30, 2004, exclude amortization of purchased intangibles and share-based compensation arising in connection with the acquisition of Virage, Inc. in Q3 2003 and all periods exclude non-cash translational foreign exchange gains and losses and associated tax effects. Management uses the adjusted results to assess the financial performance of Autonomy's core business.

Product Sales

Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major new wins included: Swiss Life, Sysco Foods, American Electric, A&E Television, Morgan Stanley, Banco Credito Commerciale, Botswana Police, Shanghai Department for Public Relations, the Church of Latter Day Saints, Union Pacific Railway and the Federal Election Commission. Repeat business from existing customers accounted for approximately 31% of revenue for the quarter, and included customers such as IBM, Boeing, Entergy, Sun Microsystems, Lafarge, Credit Mutuel, France 2, the Irish Revenue Commissioner, and the U.K. Department of Trade and Industry, as well as various U.S. Federal government agencies, such as the National Geospatial Institute and the U.S. Army.

Importantly, following the Aungate contract win with the U.S. Securities and Exchange Commission in 2003, Autonomy is pleased to announce that Q3 2004 saw the rapid implementation of Aungate's award-winning compliance solution by the New York Stock Exchange to solve immediate investigation requirements, and the launch of ABN's global compliance platform Galileo, connecting lawyers and compliance officers world-wide in real-time. With these wins Aungate, Autonomy's division specializing in electronic communications management technology, is demonstrating its leadership in both post-event compliance investigation with world's largest regulators and exchanges and real-time compliance with the world's top investment banks using core technology that sets the benchmark in speed, accuracy, scalability security and automated real-time interactions.

Strategic Partnerships and OEMs

During Q3 2004 Autonomy signed four new contracts. OEM-derived revenues for the third quarter of 2004 of $2.7 million accounted for approximately 19% of revenues, compared to $2.0 million for the third quarter of 2003.

Q3 Corporate Developments

During the third quarter of 2004 Autonomy announced the launch of Audentify's Intelligent IVR System, an Interactive Voice Response system that allows organizations to effectively automate customer service operations in the contact center. Intelligent IVR forms an accurate understanding of a caller's query in real-time and automatically acts upon this information, providing an intelligent and dynamic response. Also during the third quarter Autonomy's Virage division launched the next generation of its VS Archive, VS Webcasting, VS News Monitoring and SmartEncode products, providing advanced security, customization and flexibility for managing rich media content.

Also during the third quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology. During the period Autonomy's Directed Navigation, the Autonomy module which enables users to easily integrate structured and unstructured information across the enterprise, was selected by KMWorld Magazine as one of the "Trend-Setting Products of 2004." Autonomy's Aungate division, specializing in electronic communications management technology, was also honoured by Butler Group for its "impressive" compliance solution. Butler Group concluded that Aungate "dramatically improves the overall business process." During Q3 Autonomy was also named to Software Magazine's Software 500 for the fifth year in a row, highlighting Autonomy's position as one of the world's largest software companies.

Autonomy is also pleased to announce the expansion of operations in the Australia and New Zealand region, including the appointment of a new, more senior sales and technical personnel in Sydney.

Finally, Mark Opzoomer, a member of Autonomy's board of directors, has informed the company that he will be stepping down from his position on the Autonomy board as he expects to shortly commence a role with an Autonomy partner. Mark has made this decision to avoid any appearance of a conflict of interest.

About Autonomy Corporation plc

Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software.

Caution Concerning Forward-Looking Statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts:	Analyst and Investor Contacts:
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000

AUTONOMY CORPORATION PLC
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	(unaudited)		(unaudited)

	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Revenues	$ 14,483	$ 13,012	$ 46,136	$ 37,921
Cost of revenues	(668)	(587)	(2,223)	(1,443)
Amortization of purchased intangibles	(227)	–	(696)	–

Gross profit	13,588	12,425	43,217	36,478
Operating expenses:
Research and development	(3,155)	(2,804)	(9,947)	(7,951)
Sales and marketing	(8,261)	(6,922)	(24,875)	(20,915)
General and administrative	(2,019)	(2,137)	(5,994)	(5,906)
Share-based compensation	–	–	(109)	–

Total operating expenses	(13,435)	(11,863)	(40,925)	(34,772)

Profit from operations	153	562	2,292	1,706
Interest income	955	733	2,615	2,905
Gain (loss) on foreign exchange	431	310	(144)	701

Profit before benefit for income taxes and share of profit (loss) of associated company and minority interest	1,539	1,605	4,763	5,312
Provision for income taxes	(364)	(342)	(1,099)	(1,153)
Share of profit (loss) of associated company and minority interest	–	40	–	(78)

Net profit	$ 1,175	$ 1,303	$ 3,664	$ 4,081

Basic earnings per share	$ 0.01	$ 0.01	$ 0.03	$ 0.04

Diluted earnings per share	$ 0.01	$ 0.01	$ 0.03	$ 0.03

Weighted average ordinary shares outstanding	109,234	111,866	110,315	115,734
Weighted average ordinary shares outstanding, assuming dilution	111,026	113,322	112,357	117,048

Reconciliation of Non-GAAP Financial Measures
	Three Months Ended		Nine Months Ended
	(unaudited)		(unaudited)

	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Gross profit	$ 13,588	$ 12,425	$ 43,217	$ 36,478
Amortization of purchased intangibles	227	–	696	–

Gross profit (adjusted)	$ 13,815	$ 12,425	$ 43,913	$ 36,478

Profit before tax	$ 1,539	$ 1,605	$ 4,763	$ 5,312
Amortization of purchased intangibles	227	–	696	–
Share-based compensation	–	–	109	–
(Gain) loss on foreign exchange	(431)	(310)	144	(701)

Profit before tax (adjusted)	$ 1,335	$ 1,295	$ 5,712	$ 4,611

Net profit	$ 1,175	$ 1,303	$ 3,664	$ 4,081
Amortization of purchased intangibles	227	–	696	–
Share-based compensation	–	–	109	–
Gain (loss) on foreign exchange	(431)	(310)	144	(701)
Tax effect of (gain) loss on foreign exchange	129	93	(44)	210

Net profit (adjusted)	$ 1,100	$ 1,086	$ 4,569	$ 3,590

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION PLC
CONSOLIDATED CONDENSED BALANCE SHEETS
(in thousands, except share data)

	As at
	(unaudited)

	Sept. 30, 2004	Sept. 30, 2003

ASSETS
Current assets:
Cash and cash equivalents	$ 101,345	$ 102,222
Accounts receivable, net of allowances for doubtful accounts of $3,079 and $3,683 as of September 30, 2004 and September 30, 2003, respectively	17,628	20,217
Prepaid expenses and other current assets	6,399	4,423
Deferred tax asset	5,207	785

Total current assets	130,579	127,647
Non-current assets:
Property and equipment	2,662	2,187
Intangible assets, net	4,760	2,190
Goodwill, net	29,125	30,780
Other investments, cost	2,551	1,447
Deferred tax asset	454	477

TOTAL ASSETS	170,131	$ 164,728

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 1,308	$ 2,986
Accrued expenses	5,054	11,213
Deferred revenue	5,557	5,903

Total current liabilities	11,919	20,102
Shareholders' equity:
Ordinary shares (1)	562	575
Additional paid-in capital	65,390	119,394
Treasury stock, at cost	(1,775)	(1,775)
Retained earnings	71,029	13,403
Other accumulated comprehensive income	23,005	13,029

Total shareholders' equity	158,211	144,626

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 170,130	$ 164,728

––––––––

(1)	At September 30, 2004, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 108,802,039 issued and outstanding; as of September 30, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 111,069,784 issued and outstanding.

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION PLC
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Nine Months Ended
	(unaudited)		(unaudited)

	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Cash flows from operating activities:
Net profit	$ 1,175	$ 1,303	$ 3,664	$ 4,081
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	594	491	1,723	1,114
Share of (profit) loss of associated company and minority interest	–	(40)	–	78
Non-cash income tax on stock options	–	–	164	–
Deferred tax	44	2	(52)	174
Share based compensation	–	–	109	–
Foreign currency movements	(431)	(310)	144	(701)
Changes in operating assets and liabilities:
Accounts receivable	1,910	117	1,781	(4,391)
Prepaid expenses and other current assets	1,534	542	834	277
Deferred revenues	(700)	(1,002)	(341)	(1,108)
Accounts payable	(1,470)	371	(1,661)	(497)
Accrued expenses	198	(975)	(112)	(2,690)

Net cash provided by (used in) operating activities	2,854	499	6,253	(3,663)

Cash flows from investment activities:
Purchase of equipment	(727)	(111)	(1,630)	(365)
Purchase of intangibles	(354)	–	(354)	(426)
Purchase of investments, net of cash acquired	(362)	(14,568)	(362)	(14,575)
Disposal of intangibles	–	–	459	–

Net cash used in investing activities	(1,443)	(14,679)	(1,887)	(15,366)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	115	152	1,653	161
Purchase of company shares	(3,959)	(4,526)	(8,128)	(30,347)

Net cash used in financing activities	(3,844)	(4,374)	(6,475)	(30,186)

Effect of foreign exchange on cash and cash equivalents	464	431	1,204	3,965

Net decrease in cash and cash equivalents	(1,969)	(18,123)	(905)	(45,250)
Beginning cash and cash equivalents	103,314	120,345	102,250	147,472

Ending cash and cash equivalents	$ 101,345	$ 102,222	$ 101,345	$ 102,222

Supplemental disclosure of cash flow information:
Income taxes paid	$ –	$ (253)	$ –	$ (533)

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION PLC
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - UNAUDITED

1.	Basis of presentation

The accompanying consolidated condensed financial statements of Autonomy Corporation plc ("Autonomy" or the "Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2003, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the consolidated condensed financial statements do not include all information and footnotes required by US GAAP. All information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and nine months ended September 30, 2004, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2003, and the risk factors as set forth in the Form 20-F.

2.	Geographical information

		Three months ended
		(Unaudited)

	Revenue by region:	Sept. 30, 2004	Sept. 30, 2003

	US	$ 7,741	$ 7,550
	UK/Europe	6,155	5,181
	Rest of World	587	281

	Total	$ 14,483	$ 13,012